September 24, 2019

Eric J. Lindberg, Jr.
Chief Executive Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

       Re: Grocery Outlet Holding Corp.
           Draft Registration Statement on Form S-1
           Submitted September 19, 2019
           CIK No. 0001771515

Dear Mr. Lindberg:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products
cc:    William B. Brentani